RAD TECHNOLOGIES, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR
THE YEAR ENDING DECEMBER 31, 2021

DATE ISSUED: APRIL 19, 2022

RAD TECHNOLOGIES, INC.

Audited Consolidated Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT



Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Members of RAD TECHNOLOGIES, INC.,

7083 Hollywood Blvd,

Los Angeles, CA 90028

I have audited the accompanying consolidated financial statements of RAD TECHNOLOGIES, INC., which comprise the consolidated Balance Sheet as of December 31, 2021, and the related consolidated Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of RAD TECHNOLOGIES, INC. as of December 31, 2021, and the results of its consolidated operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.

LN CPA Colorado 0033681

04/19/2022

RAD TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	280,149
Prepaid expenses		6,600
Accounts receivable, net		249,354
Due from shareholders		52,225
Total current assets		588,328
Fixed Assets:		
Property, plant & Equipment		29,570
Less (accumulated depreciation)		(18,039)
Total Fixed Assets		11,531
Intangible assets:		
Software & Platforms		383,489
Less (accumulated amortization)		(113,360)
Total intangible assets		270,129
Non-current Assets:		
Investments		50,000
Total non-current assets		50,000
Total Assets	$	**919,988**
Liabilities & Stockholders' Equity		
Current liabilities:		
Credit Cards		31,068
SBA- Paycheck protection program Loan (PPP)		110,547
Accrued Interest- PPP		1,117
Due to affiliate parties		41,243
Accounts payable		107,402
Accrued liabilities		6,000
Total current liabilities		297,377
Non-current Liabilities:		
Economic Injury Disaster Loan (EIDL)		250,000
Accrued Interest- EIDL		14,844
Due to shareholders		270,185
Total non-current liabilities		535,029
Total Liabilities:	$	**832,406**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET

(Continued)

FOR THE YEAR ENDING DECEMBER 31, 2021

	As of December 31, 2021
Stockholders' equity (deficit):	
Common stock, $0.0001 par value, 93,351,788 shares authorized, 70,855,799 shares issued and outstanding as of December 31, 2021	7,086
Additional Paid-in Capital	3,210,533
Accumulated Profits (losses)	(2,085,069)
Net income (loss)	(1,044,968)
Total stockholders' equity (deficit):	**87,582**
Total Liabilities and stockholders' equity	$ **919,988**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Fee revenue	$	515,854
Total revenues		**515,854**
Cost of Sales		**136,460**
Gross Profit		**379,394**
Expenses:		
Salaries, benefits & payroll taxes		972,232
General & administrative expenses		81,572
IT software & consumables		70,709
Insurance		30,950
Legal & Professional Services		86,738
Advertising & Marketing		30,660
Travel		67,754
Meals & Entertainment		3,532
Bank Charges & Fees		2,949
Interest expenses		16,341
Utilities		6,830
Depreciation		5,772
Amortization		41,356
Total Expenses		1,417,395
Income (loss) from operations		(1,038,001)
Other Income (Expenses):		
Foreign exchange gains or (losses)		(6,967)
Total Other Income (expenses)		(6,967)
Net income (loss) for the year		**(1,044,968)**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

($)	Common Stock	Amount	Retained Earnings (accumulated deficit)	Additional Paid-in Capital	Total
Beginning Balance, December 31, 2020	**9,025,000**	**903**	**(2,085,069)**	**64,022**	**(2,020,144)**
Issuance of Common stock	61,830,801	6,183	-	3,146,511	**3,152,694**
Net income (loss)	-	-	(1,044,968)	-	**(1,044,968)**
Ending Balance, December 31, 2021	**70,855,799**	**7,086**	**(3,130,037)**	**3,210,533**	**87,852**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

	As of December 31, 2021
Cash flow From Operating Activities:	
Net loss	$ (1,044,968)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	5,772
Amortization	41,356
Changes in:	
Security deposits	12,500
Prepaid expenses	(6,600)
Accounts receivable	(201,410)
Credit Cards	27,405
Accounts Payable	(106,097)
Accrued expenses	6,000
Accrued Interest- EIDL	9,375
Net cash provided (used) by operating activities	**(1,256,667)**
Cash flow From Investing Activities:	
Acquisition of Property, plant & Equipment	-
Development of Software & Platforms	(30,156)
Investments	(50,000)
Net cash provided (used) by investing activities	**(80,156)**
Cash flow from Financing Activities	
Proceeds from issuance of common stock	3,152,694
Advances from (payments to) shareholders	(6,455)
Economic Injury Disaster Loan (EIDL)	-
SBA- Paycheck protection program Loan (PPP)- repayments	(60,000)
Conversion of convertible debt to common stock	(1,814,863)
Net cash provided (used) by financing activities	**1,271,376**
Increase (decrease) in Cash	(65,447)
Cash, beginning of year	345,596
Cash, end of year	$ **280,149**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

About the Company & its Nature of operations

RAD TECHNOLOGIES, INC. ('the Company'), is a Delaware advertising technology Corporation formed on July 6, 2018. The Company provides a content AI technology solution to digital marketing teams at various enterprises which aims to improve the performance of their articles, advertisements, emails, and product descriptions.

In August 2019, the Company acquired Zumby Media LLC, a venture funded technology startup that uses AI and machine learning to achieve influencer marketing automation.

In July 2021, the Company acquired Atomic Reach Inc., a content AI technology company based in Toronto through its Canadian subsidiary, RAD CANADA, INC.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of RAD TECHNOLOGIES, INC. and its wholly owned subsidiary. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiary into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Going Concern Matters

The consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company operates at net losses since its inception with accumulated losses totaling $3,130,037 as of December 31, 2021.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 15, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operational cash flow.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

RAD TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2021

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. PPE consisted of furniture and computers as of December 31, 2021, and depreciation is based on a 5-year useful life.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. For the year 2021, the Company determined that no reserve allocation was necessary and that there is no significant risk that material uncollectible accounts will exist at the end of the year.

Intangible Assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of Software development costs incurred to establish technological feasibility of its platform. Additionally, the account includes balances that relate to the acquisition of Zumby Media LLC.

The Company amortizes intangibles assets based on a useful life which ranges between 5 and 7 years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2021

Convertible Promissory notes

On March 20, 2019, the Company issued an unsecured convertible promissory note in the amount of $250,000 to DZHEL LLC (the lender). The note bears an interest rate of 4% per annum and all amounts due under this note are payable on or after the earlier of (a) March 21, 2021, and (b) unless a conversion is elected pursuant to certain terms, the closing of a change of control transaction. For purposes of the note, the term "Change of Control" means any of (i) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the

RAD TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2021

Company or any subsidiary of the Company, of all or substantially all the assets of the Company and its subsidiaries taken as a whole, except where such sale, lease, transfer or other disposition is to a wholly-owned subsidiary of the Company, or (ii) a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues its voting securities pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the Company's voting securities outstanding immediately prior to such merger or consolidation continue to represent, or are converted or exchanged for equity interests which represent, immediately following such merger or consolidation, a majority, by voting power, of the equity interests of (1) the surviving or resulting entity or (2) if the surviving or resulting entity is a wholly-owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity. The note cannot be prepaid prior the maturity date without the prior written consent of the lender.

The note includes the following terms with respect to conversion:

Automatic Conversion Upon Qualified Financing. The outstanding principal and all accrued but unpaid interest on the note will be automatically converted upon the closing of the Company's next preferred stock equity financing, whether in a single transaction or series of related transactions, involving the receipt by the Company of at least one million dollars ($1,000,000) (excluding the principal amount and all accrued but unpaid interest of the note and other outstanding debt securities convertible upon the consummation of the Qualified Financing), into shares of preferred stock of the Company at a conversion price per share equal to lesser of (i) eighty percent (80%) of the price per share at which the shares of preferred stock of the Company issued in the Qualified Financing (the "Financing Securities") are sold for cash to investors in the Qualified Financing and (ii) the Conversion Price (the dollar amount determined by dividing $4,000,000 by the Fully Diluted Capitalization immediately prior to the date of conversion of the note). The Conversion Securities issued will have the same terms, rights, preferences and privileges as the shares of Financing Securities, except that the per share issue price (and liquidation preference) of the Conversion Securities will be equal to the Conversion Price.

(b) Optional Conversion. In the event that either (i) a Qualified Financing has not occurred prior to the Maturity Date or (b) a Change of Control occurs while any principal or accrued interest remain outstanding under this Note, the Lender has the right, but not the obligation, to convert all, but not less than all, the outstanding principal and all accrued unpaid interest on the note into shares of Common Stock of the Company at a conversion price per share of Common Stock equal to the Conversion Price. The Elective Conversion Right may be exercised by delivery of written notice to the Company from the Lender, which notice will specify the date on which such conversion will occur. Upon exercise of the Elective Conversion Right, the note will be converted into such number of shares of Common Stock equal to (i) the outstanding principal amount of the note and all accrued and unpaid interest thereon, divided by (ii) the Conversion Price.

On May 25, 2019, the Company issued an unsecured convertible promissory note in the amount of $160,000 to DZHEL LLC (the lender). The note bears an interest rate of 15% per annum and all amounts due under this note are payable on May 25, 2021. This note was received by the Company in four equal tranches during 2019. The Company issued a warrant which grants right to the lender to purchase the Company's common stock. The warrant price is $0.375 per share and expires on May 25, 2029.

On September 13, 2019, the Company issued an unsecured convertible promissory note in the amount of $100,000 to DZHEL LLC (the lender). The note bears an interest rate of 15% per annum and all amounts due under this note are payable on or before the first to occur of (i) September 9, 2021, or (ii) ten (10) days following receipt by Company of net proceeds not less than Two Million US Dollars ($2,000,000.00) from the sale of capital stock, or the issuance of debt securities, of the Company. This note was received by the Company in five tranches during 2019. The Company issued a warrant which grants right to the investor to purchase the Company's common stock. In connection with this note, the Company will offer one board seat to a designated representative from DZHEL LLC under either of the following scenarios; in the event the Company raises equity capital from a third party that requires the formation of a Company Board of Directors and/or the company forms a Board of Directors. The warrant price is $0.1875 per share and expires on September 13, 2029.

During 2020, the Company issued unsecured promissory notes in the amount of $65,000. As of December 31, 2020, the Company satisfied the principal and interest on these notes.

On July 30, 2021, all of the outstanding amounts under the convertible promissory notes listed above in addition to a note issued to DZHEL LLC on October 15, 2018, for $250,000, were converted to 7,223,436 shares of the Company's common stock following a change of control transaction.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Due to (from) shareholders

Officers of the Company advance funds to the Company in the normal course of business. As of December 31, 2021, the amounts due to the officers totaled $270,185. Additionally, the Company made loans for a total of $52,225 to its officers.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

SAFE (Single Agreement for Future Equity) Convertible notes

During 2020 and 2019, the Company issued Simple Agreements for Future Equity ("SAFEs") for the amount of $960,796 and $50,000, respectively. The SAFE agreements have no maturity date and bear no interest.

If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into a number of shares of Common Stock or SAFE preferred stock equal to the Purchase Amount divided by the Safe Price.

If there is a Liquidity Event before the termination of the SAFEs, the SAFEs will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock or SAFE preferred stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021, all SAFE agreements have been converted to the Company's common stock.

SBA- Paycheck protection program loan

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan of $170,547 obtained on May 6, 2020, is potentially fully forgivable provided that it was used solely to cover eligible expenses. As of December 31, 2021, the loan had not been forgiven, and the Company made $60,000 in payments to settle this loan.

Economic Injury Disaster (EIDL) loan

The Company obtained an Economic Injury Disaster (EIDL) loan for $250,000 on April 10, 2020. The EIDL is a low interest, fixed-rate, long term loan obtained directly from the U.S. Small Business administration (SBA) to help overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. Moreover, the loan is secured by assets of the Company. As of December 31, 2021, the Company had not made any payments on this loan.

During 2021, the Company applied for a second EIDL loan for $250,000 but it did not receive it as of December 31, 2021.

RAD TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Income taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2021, as it incurred a taxable loss. The Company is taxed as a "C" Corporation. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

The Company is subject to franchise tax requirements in the state of Delaware.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is ninety-three million five hundred fifty-one thousand seven hundred eighty-eight (93,551,788) shares at a par value $0.0001 per share.

As of December 31, 2021, the total number of shares of Common Stock issued and outstanding was 70,855,799.

Asset purchase transactions

In June 2021, the Company ('RAD') entered into an agreement with Atomic Reach Inc., a content AI technology company based in Toronto ('AR') to combine the business and operations of both companies. The transaction was structured as an asset purchase of AR assets by RAD CANADA INC. ("Buyer") in exchange for newly issued shares of RAD, followed by distribution of such shares by way of a return of capital to AR shareholders in redemption of their AR shares. Concurrently, existing AR and RAD shareholders agreed to invest up to $1,200,000 by way of a private placement of New RAD shares. The consideration for this transaction was Common shares of RAD based on (i) New RAD financing pre-money valuation of $10,000,000 on a fully diluted basis ("New RAD Pre Money-Value") (ii) existing shareholders and option holders of AR receiving, post combination, but pre-New RAD Financing 60% of fully diluted shares (iii) Existing AR option holders receiving options in New RAD and (iv) conversion of Safe and other securities of RAD and consolidation of shares of RAD as contemplated under, resulting in a total issuance of 37,521,716 common shares of New RAD at an issue price of $0.115784956 per share.

Equity Incentive plans

The Company's Board of Directors adopted an Equity Incentive Plan in 2019, to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) or Restricted stock and only Employees are eligible for the grant of ISOs. The plan is effective for a term of 10 years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 26,556,462 shares of common stock.

To the extent that the aggregate Fair Market Value of Shares with respect to which options designated as incentive stock options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: The Exercise Price cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant. If the option was granted to an

- Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price can be no less than 110% of the Fair Market Value on the date of grant.

- In the case of a Non-statutory Stock Option: The Exercise Price is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws.

On July 31, 2021, the Company granted 22,654,955 in ISOs and 41,034 in NSOs for an exercise price of $0.12 per share.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

RAD TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Subsequent events

The Company evaluated subsequent events through March 15, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.